Via Facsimile and U.S. Mail
Mail Stop 6010

May 28, 2008

Edward Stiften
Executive Vice President and Chief
Financial Officer
Express Scripts, Inc.
One Express Way
St. Louis, MO 63121

     Re: **Express Scripts, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2007
           File No. 000-20199

Dear Mr. Stiften

     We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Joel Parker
              Accounting Branch Chief